

16021792

SEC Mail Processing Section AUG 29 2016 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 66812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 36th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

P.O. Box 140, 14th Floor, South Tower Bahrain World Trade Center (Address) (City) Manama (State) Kingdom of Bahrain (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp LLC, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

August 24, 2016

Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083816
COMM. EXP. 03/06/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2016
With Report of
Independent Registered Public Accounting Firm

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2016

Contents



Building a better
working world

Ernst & Young
P.O. Box 140
10th Floor, East Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700 / 29977

Report of Independent Registered Public Accounting Firm

The Member of N.A. Investcorp LLC

Report on the statement of financial condition

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2016, in conformity with U.S. generally accepted accounting principles.



August 25, 2016
Manama, Kingdom of Bahrain

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

June 30, 2016		
ASSETS		
Cash and cash equivalents	$	11,450,013
Due from an affiliate		4,893,946
Accounts receivable		9,000,000
Total assets	**$**	**25,343,959**
LIABILITY AND MEMBER'S EQUITY		
Liability		
Accounts payable and accrued liabilities		3,937
Member's equity		**25,340,022**
Total liability and member's equity	**$**	**25,343,959**

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANICAL CONDITION
JUNE 30, 2016

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The ultimate parent of the Company is Investcorp Bank B.S.C. ("BSC"), a bank incorporated in the Kingdom of Bahrain. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly-liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company utilizes an end-of-day investment sweep account provided by JP Morgan Chase & Co. for its cash balances. The purpose is to enhance the interest income of the Company's cash balance while maintaining a liquid and low risk investment profile.

Revenue Recognition

Marketing services fees are recognized on a monthly basis applying a mark-up on the total costs of the Company.

Transaction advisory services fees are accounted for when income is earned.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

3. RELATED PARTY BALANCES

Due from an Affiliate

As of June 30, 2016, the Company maintained a cash deposit with the ultimate parent, amounting to $4,893,946. The cash may be withdrawn on demand.

Accounts receivable

Accounts receivable represents a transaction advisory fee receivable of $9,000,000.

4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2016, the Company had regulatory net capital of $20,446,076, which exceeded the requirement of $5,000 by $20,441,076. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.02% at June 30, 2016.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANICAL CONDITION
JUNE 30, 2016

5. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition or the notes thereto.



Ernst & Young
P.O. Box 140
10th Floor, East Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700 / 29977

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of N.A. Investcorp LLC:

We have performed the procedures enumerated below, which were agreed to by the member and management of N.A. Investcorp LLC, and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating N.A. Investcorp LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended June 30, 2016. N.A. Investcorp LLC's management is responsible for N.A. Investcorp LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2016, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no adjustments.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments, noting accuracy without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended June 30, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

August 25, 2016
Manama, Kingdom of Bahrain

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066812 FINRA JUN
N A INVESTCORP LLC
ATTN: COMPLIANCE DEPT
280 PARK AVE 39TH FL
NEW YORK NY 10017-1216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 36,142

B. Less payment made with SIPC-6 filed (exclude interest) (4,245)

_______________ Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 31,897

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 31,897

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

N.A. Investcorp LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of July, 20 16.

Chief Compliance Officer / Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2015 and ending 6/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,456,939
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining Item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 14,456,939
2e. General Assessment @ .0025	$ 36,142 (to page 1, line 2.A.)